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                                  Form 51-102F3
                             Material Change Report

Item 1    Name and Address of Company

          CoolBrands International Inc. ("CoolBrands")
          8300 Woodbine Avenue
          5th Floor
          Markham, Ontario
          L3R 9Y7

Item 2    Date of Material Change

          September 2, 2005

Item 3    News Release

          A press release was issued after the close of trading on the Toronto Stock Exchange on September 2, 2005 and disseminated through CNW Group.

Item 4    Summary of Material Change

          CoolBrands entered into an amendment to its existing credit facilities with JP Morgan Chase Bank (the "Amendment"). The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from CoolBrands' financial performance for the quarter ended May 31, 2005.

Item 5    Full Description of Material Change

          The Amendment eliminates all of the existing financial covenants from the loan agreements with JP Morgan Chase Bank through the remainder of the term.

          In connection with the Amendment, CoolBrands has granted JP Morgan Chase Bank a security interest in its personal property assets (other than certain excluded assets relating to its operations at Americana Foods Limited Partnership), reduced its outstanding indebtedness to the bank by US$10 million to a total of approximately US$41 million and has agreed to an increase of the interest rate by 200 basis points on all remaining outstanding balances to 450 basis points over Libor.

          In addition, the Amendment requires CoolBrands to maintain US$20 million of cash balances, of which US$10 million must be kept in accounts held at JP Morgan Chase Bank. As of September 1, 2005 CoolBrands' cash balance was approximately US$38 million.

Item 6    Reliance On Subsection 7.1(2) or (3) of National Instrument 51-102

          Not applicable.




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Item 7    Omitted Information

          Not applicable.

Item 8    Executive Officer

          For further information please contact Gary Stevens, Chief Financial Officer, at (631) 737-9700 ext. 211.

Item 9    Date of Report

          September 9, 2005.